04015140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-23406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Centennial Securities Company Inc.

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall L. Hansen — (616) 942-7680
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

3230 Eagle Park Dr. NE Suite 201	Grand Rapids	MI	49525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

OATH OR AFFIRMATION

I Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centennial Securities Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____
Signature

President
____
Title

Lee Ann Bowen
____
Notary Public

LEE ANN BOWEN
NOTARY PUBLIC IONIA CO., MI
MY COMMISSION EXPIRES Feb 3, 2006
ACTING IN KENT COUNTY, MI

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Earnings.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

CENTENNIAL SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

REHMANN ROBSON

Certified Public Accountants

CENTENNIAL SECURITIES COMPANY

TABLE OF CONTENTS

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

January 30, 2004

To the Stockholders and Board of Directors
Centennial Securities Company
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Centennial Securities Company as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centennial Securities Company as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rehmann Robson

2330 East Paris Avenue SE ◦ P.O. Box 6547 ◦ Grand Rapids, MI 49516-6547 ◦ 616.975.4100 ◦ Fax 616.975.4400 ◦ www.rehmann.com

CENTENNIAL SECURITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$434,637
Receivables	
Clearing organization	199,540
Employees	52,853
Securities owned, at market	
State and municipal obligations	25,750
Corporate obligations	38,602
Membership in exchange	3,300
Net furniture, equipment and leasehold improvements	67,122
Prepaid expenses	50,741
Total assets	**$872,545**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued compensation	$226,441
Accounts payable and accrued expenses	99,959
Total liabilities	**326,400**
Stockholders' equity	
Common stock, Class A, $1 par value; 50,000 shares authorized, 696 shares issued and outstanding	696
Additional paid-in capital	180,543
Retained earnings	364,906
Total stockholders' equity	**546,145**
Total liabilities and stockholders' equity	**$872,545**

The accompanying notes are an integral part of these financial statements.

CENTENNIAL SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENT

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Concentration Risk

Centennial Securities Company (the "Company") is a securities broker-dealer. The Company is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida and various other states. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company's customers are located principally in western Michigan.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The company at times maintains deposits that exceed insured limits. Management does not consider this as a significant risk.

Securities Owned

Securities owned consist of corporate bonds and state and municipal obligations, which are reported at quoted market values. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Furniture, Equipment and Leasehold Improvements and Depreciation

Furniture, equipment and leasehold improvements are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code Section 1361 whereby taxable income or losses, as well as tax credits, are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, income taxes are not provided in the accompanying financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $366,681, which was $266,681 in excess of the required net capital, and a net capital ratio of 0.89 to 1.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are as follows at December 31, 2003:

Furniture and equipment	$278,596
Leasehold improvements	146,147
Total furniture, equipment and leasehold improvements	424,743
Less accumulated depreciation	357,621
Net furniture, equipment and leasehold improvements	**$ 67,122**

4. LEASES (INCLUDING RELATED PARTY)

The Company leases office space under an operating lease with a business related through common ownership. This lease expires in May 2005. The Company leases additional office space under a non-cancelable operating lease with an unrelated party. This lease expires in 2005. Net rental expense under these leases was $221,688 in 2003, including $157,020 under the related party lease.

The Company also leases certain equipment under operating leases. The leases expire in February 2004. Net rental expense under these leases was $27,663 in 2003.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2003:

2004	$211,272
2005	212,898
Total	**$424,170**

5. RETIREMENT PLAN

The Company maintains a deferred compensation plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation into the retirement plan up to a maximum determined by the Internal Revenue Code. The Company contributed $11,765 for 2003.

6. STOCK REPURCHASE AGREEMENT

The stockholders and the Corporation have the option to purchase any shares offered for sale by stockholders to nonstockholders.

In the event of the death, disability, retirement or termination of a stockholder the remaining stockholders have the option to purchase the shares. The Corporation is obligated to repurchase any shares not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders, however the amount cannot be less than 110% of net book value. The stockholders have not yet established an amount in excess of 110% of net book value for purposes of this agreement.

Any amounts paid by the Corporation under this agreement are subject to the net capital requirements established by the Securities Exchange Act Rule 15c3-1.

During 2003, the Company redeemed 141 shares of common stock. The repurchase price in excess of par value reduced additional paid-in-capital by the amount recorded at issuance and the balance was charged to retained earnings.

7. DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (4.0% at December 31, 2003). The borrowing agreement contains restrictive covenants which require the Company to, among other things, maintain a minimum debt service ratio, combined with their related party of not less than 1.50 to 1, and to maintain a tangible net worth of not less than $500,000. The Company was in compliance with these covenants at December 31, 2003. There were no borrowings outstanding at December 31, 2003. The agreement expires May 1, 2004.

8. ANNUAL REPORT

The statement of financial condition of the Company as of December 31, 2003, pursuant to rule 17a-5, is available for examination at 3075 Charlevoix Drive SE, Grand Rapids, Michigan, at the Chicago Regional Office of the Securities and Exchange Commission and the principal office of the Securities and Exchange Commission in Washington, D.C.

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